AB 6/20



SEC COMMISSION 12061699

SEC Mail Processing Section

MAY 29 2012

Washington DC 405

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SEC FILE NUMBER
8-05761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hutchinson, Shockey, Erley & Co. and Subsidiary

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Meier (312) 443-1560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co. and Subsidiary, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy D Meier
Signature

CFO/Treasurer
Title

Nancy J. Simenson
Notary Public
24th day of May 2012


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Note 2. Fair Value of Financial Instruments (Continued)

The following table summarizes the Company's assets and liabilities measured at fair value at March 31, 2012 using the fair value hierarchy:

	Level 1	Level 2	Total
Assets			
Trading securities - fixed income municipal securities	$ -	$ 64,833,393	$ 64,833,393
Receivables from broker-dealer and clearing organization - futures contracts	(12,531)	-	(12,531)
Other assets	2,951	12,566	15,517
Total assets at fair value	$ (9,580)	$ 64,845,959	$ 64,836,379

Substantially all of the Company's other assets and liabilities, except for office furnishings, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Derivative Instruments

Disclosure is presented to provide the users of the consolidated financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to interest rate futures contracts to hedge against interest rate exposure of the underwriting inventory. These derivative contracts are recorded on the consolidated statement of financial condition as receivables from broker-dealer and clearing organization measured at fair value. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments as those terms are generally understood for disclosure purposes. For the year ended March 31, 2012, a total of 15 trades were entered into by the Company.

Note 4. Receivable from and Payable to Broker-Dealer and Clearing Organization

Amounts receivable from and payable to broker-dealer and clearing organization at March 31, 2012, consist of the following:

	Receivable	Payable
Deposit at clearing organization	$ 100,000	$ -
Receivables from broker-dealer	169,286	-
Net payable to clearing organization for unsettled securities transactions	-	16,571,016
Securities failed-to-receive	-	334,011
	$ 269,286	$ 16,905,027

Net payable to clearing organization for unsettled securities transactions include net unsettled regular way and delayed delivery transactions receivable of $133,371,194 and payable of $149,942,210 at March 31, 2012.

Note 5. Collateralized Loans

Collateralized loans are borrowings from banks, payable on demand, and collateralized by trading securities. The Company had an available line of credit during the year of $75,000,000. The average and maximum borrowings during the year were $25,980,600 and $48,300,000, respectively. During the year, the variable interest rate charged on borrowings under the line was 3 percent. The interest rate on March 31, 2012 was 3 percent. At March 31, 2012, the Company had an available credit line of $75,000,000, of which it had utilized $28,000,000. The collateralized loans are renewable annually and were renewed on April 26, 2012.

Note 6. Lease Agreements

The Company has operating lease agreements covering its offices in Chicago (lease through June 2019), Milwaukee (September 2013), Kansas City (March 2012), Denver (April 2012), Houston (May 2012) and Phoenix (December 2012).

Subsequent to year end, a separate lease expiring on May 31, 2013 at Kansas City was executed and the Phoenix lease was extended to May 31, 2015 at modified terms.

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at March 31, 2012, are approximately as listed below:

	Minimum Lease Payments
Year Ending March 31	
2013	$ 313,000
2014	256,000
2015	248,000
2016	256,000
2017	263,000
Thereafter	622,000
	$ 1,958,000

Accrued expenses and other liabilities on the consolidated statement of financial condition includes a deferred rent obligation of $684,610 of credits received by the Company. Base rentals are recognized as expense using the straight-line method.

Note 7. Capital Stock and Stock Repurchase Agreements

All shareholders are parties to stock purchase agreements (the Agreements). The Agreements provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. Further, in the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, and the Company shall have the right but not the obligation to repurchase or elect to permit the remaining shareholders to purchase such shares proportionately. The repurchase price of the stock is based on book value, as defined in the Agreements.

Subsequent to year end, 150 shares of common stock were retired at a value of $177,275 on April 30, 2012.

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

Note 8. Benefit Plans

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

The Hutchinson, Shockey, Erley & Co. Deferred Compensation and Supplemental Death Benefit Program (the Plan) was adopted effective September 30, 2011. The Plan was established in order to allow eligible employees to make pre-tax deferrals of certain bonuses. The Plan is intended to be an unfunded, nonqualified deferred compensation plan for a select group of management and highly compensated employees. Under the provisions of the Plan, a mandatory contribution for eligible employees was computed subsequent to March 31, 2012, when a portion of the bonus expense for the year ended March 31, 2012 was designated as the "Executive Bonus Plan". The Company established a trust and contributed these deferrals to that trust to be held until paid to the Plan participants, subject to the claims of the Company's creditors.

Note 9. Income Taxes

A net deferred tax asset of approximately $401,000 included in other assets in the consolidated statement of financial condition includes gross deferred tax assets of $759,000 primarily attributable to available alternative net deferred minimum tax (AMT) credits and temporary differences, offset by a valuation allowance of $358,000. The AMT credits have no expiration date. The valuation allowance has been established for the portion of the deferred tax assets attributable to the AMT credits carried forward and nonrealizable as it is not more likely than not that such amounts will be realized.

Note 10. Commitments, Indemnifications and Contingent Liabilities

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of March 31, 2012, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Note 11. Off-Balance-Sheet Risk

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring compliance with bank terms on a daily basis.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 12. Regulatory Requirements

The Company is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $9,147,067, which was $8,450,532 in excess of its required net capital of $696,535. The Company's net capital ratio was 1.14 to 1. The net capital rule may effectively restrict dividends to shareholders.

Pursuant to SEC Rule 15c3-3, the Company had $300,113 of cash deposited in a special reserve bank account for the exclusive benefit of customers.

Note 13. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.



Independent Auditor's Report

To the Board of Directors
Hutchinson, Shockey, Erley & Co. and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Hutchinson, Shockey, Erley & Co. and Subsidiary (collectively, the Company) as of March 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. and Subsidiary as of March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
May 25 2012

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2012

Assets	
Cash	$ 601,808
Cash segregated under federal and other regulations	300,113
Receivables from customers	542,463
Receivables from broker-dealer and clearing organization	269,286
Accrued interest receivable	520,003
Trading securities, at fair value ($46,813,344 pledged)	64,833,393
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,740,622	1,144,299
Other assets	2,489,060
Total assets	$ 70,700,425
Liabilities and Shareholders' Equity	
Liabilities	
Collateralized loans	$ 28,000,000
Payables to customers	40,459
Payables to broker-dealer and clearing organization	16,905,027
Accrued expenses and other liabilities	10,603,921
Total liabilities	55,549,407
Shareholders' equity	
Common stock, $1 par value - 15,000 shares authorized; 12,820 shares issued and outstanding	12,820
Paid-in capital	930,009
Retained earnings	14,208,189
	15,151,018
Total shareholders' equity	
	$ 70,700,425

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Hutchinson Shockey, Erley & Co. (HSE) and its wholly owned subsidiary, HSE Leasing, LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations: HSE is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). HSE deals in fixed income municipal debt securities as either an underwriter or broker, and clears all transactions through the Depository Trust and Clearing Corporation. HSE's customers are primarily banks and other financial institutions.

HSE Leasing, LLC was organized on November 20, 2009 as a limited liability company for the purposes of entering into, facilitating, and/or transferring municipal leases. HSE Leasing, LLC does not conduct any broker-dealer business.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions: Securities transactions are recorded on trade date. Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as payable to clearing organization on the consolidated statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value, or at carrying value that approximates fair value.

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, rating service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Depreciation and amortization: Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Software is amortized over five years. Leasehold improvements are amortized using the lesser of estimated useful lives of the improvements or term of the lease.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Deferred rent obligation: Base rentals due under the office lease agreement, net of rental incentives received, are recognized as rental expense on a straight-line basis over the term of the lease which varies from the actual periodic payments required under the lease agreement resulting in a deferred lease obligation. The deferred rent obligation is amortized over the term of the lease as a reduction of rental expense. The deferred rent obligation consists of free monthly rent and leasehold improvement incentives.

Income taxes: Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance. The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amounts will be realized.

The Company has evaluated its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through March 31, 2012. The Company is generally not subject to examination by U.S. federal, state, and foreign tax authorities for the tax years before 2008.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Under the Codification, inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's valuation of its municipal bond inventory is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices and classified as Level 1 in the fair value hierarchy.